

August 17, 2012

Via E-Mail
Mr. Stephen Pearce
Chief Financial Officer
Golden Goliath Resources Ltd.
675 West Hastings Street, #711
Vancouver, British Columbia
Canada V6B 1N2

     Re: **Golden Goliath Resources Ltd.**
             Amendment No. 2 to Form 20-F for the Fiscal Year Ended August 31, 2011
             Filed August 14, 2012
             Response dated August 7, 2012
             File No. 000-31204

Dear Mr. Pearce:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 20-F for the Fiscal Year Ended August 31, 2011

Item 15. Controls and Procedures, page 63

1.   We note in your response to comment one of our letter dated July 31, 2012 that the typographical error regarding the date of your evaluation of financial controls was corrected to fiscal year end, August 31, 2011. However in your Form 20-F/A2, we note in the second and fifth paragraphs that the evaluations of your disclosure controls and procedures and your internal control over financial reporting, respectively, were both as of November 30, 2011. Please further revise your Form 20-F to correct these inconsistencies and to comply with Rule 13a-15 of Regulation 13A. Please contact us by telephone if you require further clarification or guidance.

Exhibits

2.   We note your response to comment 1 in our letter dated July 31, 2012 and your Agnico-Eagle agreement filed under Exhibit 4. With your next amendment, please refile the agreement in executed form.

        You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or David Link, at (202) 551-3356 with any other questions.

                                            Sincerely,

                                            /s/ Tia L. Jenkins

                                            Tia L. Jenkins
                                            Senior Assistant Chief Accountant
                                            Office of Beverages, Apparel, and
                                            Mining